Exhibit 2.7

29 July 2016

ASX Market Announcements
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000	By Electronic Lodgement

Dear Sir/Madam

CLARIFICATION REGARDING PROPOSED DIVESTMENT OF 24% OF LHM

Paladin Energy Limited (Paladin or the Company) (ASX:PDN / TSX:PDN) notes the announcement it made on 21 July 2016 “Strategic Process Achieves Agreements to Raise Over US$200M” and the article in The Australian newspaper of 25 July 2016 concerning the Company's proposed divestment of a 24% interest in the Langer Heinrich Mine (LHM).

Following publication of the newspaper report, Paladin is responding to a requirement from the Australian Securities Exchange (ASX) under ASX Listing Rule 3.1B to confirm the accuracy of this specific media comment. Paladin confirms that the counter-party to the non-binding terms sheet is CNNC Overseas Uranium Holdings Ltd (COUH).

As noted in the announcement of 21 July 2016, the proposed transaction is subject to the parties negotiating and executing definitive documentation. We have been advised by COUH that any definitive agreement would also require the approval of the board of COUH’s ultimate parent company and third-party government and regulatory approvals. Such approvals would include China regulatory approvals customary for an international transaction of the proposed size.

As noted in Paladin's announcement of 21 July 2016, it was intended that COUH's identity would remain confidential until an appropriate future time at which a more definitive announcement could be made by the Company. COUH has not provided any authorization to be named at this stage and Paladin is making this disclosure because it is required to do so under the ASX Listing Rules.

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366 Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au